# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Renovaro Inc., CIK 0001527728
CUSIP: 29350E104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: CENTURY CITY MEDICAL PLAZA, 2080 CENTURY CITY EAST, SUITE 906 LOS ANGELES, California (CA), 90067
Date of event which requires filing of this statement: 07/09/2025
Amends the filing with accession number 0001214659-23-007572
Filed by CIK 0001753085
Persons authorized to receive notices and communications: William Anderson Wittekind, 8581 Santa Monica Blvd., #317, West Hollywood, California (CA), 90069, (424) 235-1810; Patrick T. McCloskey, McCloskey Law PLLC, 260 Madison Avenue, 15th Floor, New York, New York (NY), 10016, 646.970.0611

## Reporting persons
- William Anderson Wittekind (CIK 0001753085): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,606,644; shared voting power 12,526,552; sole dispositive power 5,606,644; shared dispositive power 12,526,552; aggregate amount beneficially owned 18,133,196 (8% of the class)
  Comment: The number of shares disclosed in Rows 7 and 9 consist of (i) 3,265,757 shares owned by William Anderson Wittekind ("Wittekind"); (ii) 840,319 shares owned by Weird Science LLC ("Weird Science"); (iii) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the "Wittekind 2020 Annuity Trust"); (iv) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained trust of which Wittekind is the sole trustee (the "Dybul 2020 Annuity Trust"); (v) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the "Mabry 2021 Annuity Trust"); and (vi) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the "Wittekind 2021 Annuity Trust" and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the "Trusts"). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.
  (2) The number of shares disclosed in Rows 8 and 12 consists of (i) 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind's spouse ("Gumrukcu"), as joint tenants with a right of survivorship ("JTWROS") and (ii) 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting and dispositive power through a power of attorney dated June 24, 2022. Pursuant to an order of the United States District Court for the District of Vermont dated October 27, 2023, the 12,438,431 shares owned by Gumrukcu are subject to a writ of attachment to secure the plaintiffs' claim in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123).
  (3) The percentage ownership disclosed in Row 13 is based upon (i) 172,7118,569 shares outstanding as of May 13, 2025, as disclosed in the Issuer's Form 10-Q filed with the Commission on May 15, 2025 plus (ii) 53,600,000 shares to be issued on or before July 11, 2025 upon conversion of convertible notes as reported in the Issuer's Form 8-K filed with the Commission on July 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Renovaro Inc.
Address of issuer's principal executive offices: CENTURY CITY MEDICAL PLAZA, 2080 CENTURY CITY EAST, SUITE 906 LOS ANGELES, California (CA), 90067
Comment:
This Amendment No. 21 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company ("Weird Science") and William Anderson Wittekind, a member and manager of Weird Science ("Wittekind") with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Renovaro Inc. (the "Issuer") received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the "Merger Agreement") by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), Renovaro Biopharma, Inc., a Delaware corporation then known as Enochian Biopharma Inc. ("Target"), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment Nos. 1 through 20 thereto. Wittekind is the sole reporting person under this Amendment No. 21 to Schedule 13D (the "Reporting Person").

Capitalized terms used but not defined in this Amendment No. 21 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment Nos. 1 through 20 thereto.

On Wednesday, July 9, 2025 the Issuer filed a Form 8-K with the Commission reporting that it would issue 53,600,000 shares of Common Stock on or before July 11, 2025 upon the conversion of convertible notes. Based upon the Issuer's Form 10-Q filed with the Commission on May 15, 2025, there were 172,118,569 shares of Common Stock issued and outstanding as of May 13, 2025. Effective as of the issuance of the 53,600,000 shares upon conversion of the convertible notes, the Reporting Person's beneficial ownership will decrease from the 10.4% reported in Amendment 20 to 8.0%.

## Item 2. Identity and Background
Name of person filing: William Anderson Wittekind
Residence or business address: 8581 Santa Monica Blvd., #317, West Hollywood, CA, 90069

## Item 4. Purpose of Transaction
Purpose of transaction: Not Applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Items 7-11 and Item 13 of the Cover Page of this Amendment No. 21, including the accompany notes, is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7-11 and Item 13 of the Cover Page of this Amendment No. 21, including the accompany notes, is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Not Applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- William Anderson Wittekind: /s/ William Anderson Wittekind, William Anderson Wittekind (07/10/2025)